Exhibit 99.1

NOVADAQ TECHNOLOGIES INC.

ANNUAL INFORMATION FORM

For the year ended December 31, 2010

March 24, 2011

TABLE OF CONTENTS

ITEM 1.	CORPORATE STRUCTURE		1

	1.1	Name, Address and Incorporation	1

	1.2	Inter-corporate Relationships	1

ITEM 2.	GENERAL DEVELOPMENT OF THE BUSINESS		1

ITEM 3.	NARRATIVE DESCRIPTION OF THE BUSINESS		2

	3.1	General	2

	3.2	Risk Factors	9

ITEM 4.	DIVIDENDS		17

ITEM 5.	DESCRIPTION OF CAPITAL STRUCTURE		17

ITEM 6.	MARKET FOR SECURITIES		19

	6.1	Trading Price and Volume	19

	6.2	Prior Sales	20

ITEM 7.	DIRECTORS AND OFFICERS		20

	7.1	Directors and Senior Management	20

	7.2	Cease Trade Orders, Bankruptcies, Penalties or Sanctions	25

	7.3	Conflicts of Interest	25

ITEM 8.	LEGAL PROCEEDINGS		25

ITEM 9.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS		25

ITEM 10.	TRANSFER AGENT AND REGISTRARS		26

ITEM 11.	MATERIAL CONTRACTS		26

ITEM 12.	INTERESTS OF EXPERTS		26

ITEM 13.	ADDITIONAL INFORMATION		26

	APPENDIX “A” AUDIT COMMITTEE INFORMATION		27

	SCHEDULE 1 AUDIT COMMITTEE CHARTER		29

Special Note Regarding Forward Looking Statements

Certain information included in this Annual Information Form may constitute forward-looking information within the meaning of securities laws. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not historical facts. Forward-looking information may relate to management’s future outlook and anticipated events or results, and may include statements or information regarding the future financial position, business strategy and strategic goals, research and development activities, projected costs and capital expenditures, financial results, research and clinical testing outcomes, taxes and plans and objectives of or involving Novadaq Technologies Inc. (“Novadaq” or the “Company”) and its subsidiary, Novadaq Corp. In particular, and without limitation, information regarding future sales and marketing activities for the Company’s products including the SPY System for various indications, PINPOINT, and the CO2 Laser for TMR, future revenues arising from the Company’s products or the future revenues arising from the Company’s license, development and supply agreements with Intuitive Surgical Inc. or the Marketing and Sales Distribution Alliance Agreement with LifeCell Corporation, the timing of regulatory approvals for the Company’s products, the manufacturing of medical equipment internally, the development and commercialization of a SPY scope, and the expected time frames and outcomes of clinical and registry trials, are forward-looking statements.

Forward-looking information is based on certain factors and assumptions. Specifically, in making statements regarding the future sales and marketing activities of products which have received regulatory clearance and of expected revenue from the Marketing and Sales Distribution Alliance Agreement with LifeCell Corporation, the Company has assumed market acceptance of the products, that market penetration of the products continues at similar rates (if applicable), that there are no shortages or delays in the availability of the components comprising the products, there occur no material adverse challenges to the Company’s portfolio of intellectual property, that all third parties adhere to contractual obligations in a timely manner, that there occur no material adverse regulatory decisions, that there are no significant changes in surgical procedures which would decrease the usefulness of pre-, peri- and post-surgical imaging and, with respect to the SPY System in particular, good utilization rate of an ICD-9-CM procedure code for use of SPY during cardiac surgery. In making statements regarding the development and commercialization of SPY scope, the Company has assumed that there occur no problems in developing and manufacturing the product (including the availability of component parts), that there occur no changes in the utilization of minimally invasive surgical procedures and that the results of clinical trials are positive. In reaching its conclusions regarding the expected time frames and outcomes of clinical and registry trials, the Company has assumed that patient participation continues at similar rates, there occurs no adverse changes in the research approvals for the trials, and that similar results continue to be obtained. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking information is subject to certain factors, including risks and uncertainties, as disclosed in section 4.2 of this document, which may be outside the Company’s control. Such factors risks and uncertainties could cause actual results to differ materially from what the Company currently expects. These factors include risks relating to the transition from research and development activities to commercial activities, market acceptance and adoption

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of the Company’s products, dependence on key suppliers for components of the Company’s products, receiving healthcare reimbursement from third parties which support the Company’s current pricing levels, regulatory and clinical risks, risks relating to the protection of intellectual property, risks inherent in the conduct of research and development activities, including the risk of unfavorable or inconclusive clinical trial outcomes, potential product liability, competition and the risks posed by potential technological advances, and risks relating to fluctuations in the exchange rate between the United States (“U.S.”) dollar and the Canadian dollar.

These forward-looking statements are made as of the date of this AIF and based upon management’s beliefs, estimates and opinions on such date. You should not place undue importance on forward-looking information and should not rely upon this information as of any other date. Unless required by applicable securities legislation, Novadaq is under no obligation and does not undertake to update this information at any particular time.

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ITEM 1.	CORPORATE STRUCTURE

1.1	Name, Address and Incorporation

Novadaq Technologies Inc. was incorporated under the Canada Business Corporations Act on April 14, 2000. The registered and principal office of the Company is located at 2585 Skymark Avenue, Suite 306, Mississauga, Ontario, L4W 4L5.

1.2	Inter-corporate Relationships

The Company has one wholly-owned subsidiary, Novadaq Corp., incorporated under the laws of the State of Delaware in July, 2005, which is involved in the Company’s commercial activities in the U.S.

ITEM 2.	GENERAL DEVELOPMENT OF THE BUSINESS

Novadaq Technologies develops and markets real-time fluorescence imaging technologies for use in the operating room (OR). The Company’s primary core technology platform, SPY Imaging, provides clinically relevant, anatomic and physiologic images during a wide variety of complex open and minimally invasive surgical (“MIS”) procedures. SPY empowers surgeons treating life threatening illnesses, such as breast, colon and other cancers and cardiovascular disease to more effectively visualize blood flow in vessels, co-joined vessels and micro-vessels and to assess tissue perfusion. More than 40 peer-reviewed publications demonstrate that SPY Imaging leads to fewer post-operative complications and reduced hospital costs. The SPY Imaging System is cleared by the United States Food and Drug Administration (“FDA”) for real-time use during multiple open surgical procedures and the endoscopic implementation of SPY Imaging (“SPY Scope”) is FDA cleared for real-time use during MIS. The endoscopic SPY System combines all of the capabilities of SPY Imaging with state-of-the-art high definition (“HD”) visible light visualization offered by conventional endoscopes.

The Company also has exclusive United States distribution rights for a CO2 Heart Laser System (“CO2 Laser”) for transmyocardial revascularization (“TMR”). TMR is a procedure aimed at improving blood flow to areas of the heart that cannot be successfully treated by alternative standard revascularization techniques and is often performed adjunctively with CABG.

In addition to the products mentioned above, the Company also sells a line of products, involved in the detection and localization of lung cancer lesions. This family of products, acquired through a prior business acquisition, is marketed under the brand name PINPOINT.

ITEM 3.	NARRATIVE DESCRIPTION OF THE BUSINESS

3.1	General

Sales information

Below is comparative sales information for sales to customers. There are no sales to joint ventures, controlling shareholders or related parties.

	2010 $	2009 $

Revenue
Product revenue	8,622,000	6,810,000
Milestone revenue	5,000,000	—
Service revenue	1,291,000	1,414,000

Total revenue	14,913,000	8,224,000

SPY Imaging

Open Surgical Applications

Plastic Reconstruction, GI and Head and Neck Applications:

In Q4 2010, Novadaq developed a device that was specifically designed for the applications that are marketed by the company’s partner, LifeCell. Subsequent to the year-end, LifeCell began to exclusively market the device under the name “SPY Elite”. SPY Elite seamlessly integrates Novadaq’s SPY-Q quantification software technology which allows surgeons to visualize and quantitatively compare perfusion.

Cardiac Surgery Applications:

Novadaq’s cardiac surgery products, including the cardiac SPY technology application and the CO2 HEART™ LASER SYSTEM for Transmyocardial Revascularization (“TMR”), are sold through a direct sales team that caters specifically to cardiac surgeons who specialize in heart bypass surgical procedures. In 2010, Novadaq completed the enrollment of more than 350 patients into the VICTORIA Registry. Results reveal a 50% lower rate of reoperation and shorter lengths of stay than those reported in the Society of Thoracic Surgeon’s National Database were reported at the 2010 Annual Meeting of the American Heart Association. These data were also used in 2010 to support the development of Novadaq’s latest quantification software technology, for cardiac surgery, SPY-QC. SPY-QC enables cardiac surgeons to perform intra-operative myocardial perfusion mapping which can positively impact operative decisions and assist the cardiologists in making post-operative medical management decisions. In February of 2011, Novadaq also announced that it had acquired all of the assets of the Transmyocardial Revascularization (“TMR”) business from PLC Medical Inc. (“PLC”). Prior to the acquisition, Novadaq was the exclusive United States distributor of PLC’s CO2 HEART™ LASER SYSTEM for TMR.

Wound Care Applications:

In 2010, Novadaq commenced an investigation into the use of SPY technology in wound care applications such as, the treatment of diabetic foot ulcers, and has since begun clinical studies in 4 leading U.S. institutions. SPY technology enables perfusion mapping that may be critical in assisting surgeons to make more accurate decisions regarding limb salvage and the need and level of lower limb amputations. The U.S. Centers for Disease Control estimates that approximately 60% of all lower limb amputations result from vascular disease caused by diabetes and that in 2007 more than 150,000 lower limb amputations were performed at a minimum per surgery cost of $45,000. The ability to accurately map perfusion in the lower limb may enable surgeons to perform more below the knee amputations than above the knee amputations. The ability to save the knee joint during amputation results in significant improvements in patient post-operative recovery, related mobility and subsequent cost of care.

Minimally Invasive Surgery Applications

SPY Technology Integration into the da Vinci Surgical Robotic System:

Novadaq signed License and Development and Supply Agreements with Intuitive Surgical in January 2009, to integrate SPY Imaging into the 3-D HD imaging capabilities of the da Vinci® Surgical Robotic System. Intuitive Surgical, Inc. is the global technology leader in robotic-assisted minimally invasive surgery (MIS). The Company began to develop the SPY System for integration into Intuitive Surgical’s da Vinci Surgical Robotic System in January of 2009 and completed the development in August of 2010. The integrated system was cleared for use in robotic surgery by the U.S Food and Drug Administration (“FDA”) in February 2011. The system will enable surgeons performing robotic surgery to simultaneously perform fluorescence imaging during a variety of surgeries that will be targeted by Intuitive. A limited launch of the integrated application has been initiated by Intuitive Surgical, Inc.

SPY Endoscopic Technology:

Novadaq’s SPY endoscopic technology combines all the capabilities of SPY with the HD visible light imaging capabilities of a traditional endoscopic imaging system. SPY scope technology can be used as a traditional endoscope and to obtain fluorescence images either on demand or in a simultaneous imaging mode during minimally invasive surgery. The demand for minimally invasive procedures is rapidly growing as patients enjoy the cosmetic benefits and faster recovery times that result from the small incision. However, small incisions also result in reduced visibility for surgeons, thus increasing the complexity of procedures and the potential for complications. Based on experiences using the SPY System in open surgery, minimally invasive surgeons anticipate that SPY endoscopic imaging technology may assist them in reducing the incidence of post-operative complications. The Company continued to support post-market clinical studies using the endoscopic version of SPY in minimally invasive gastrointestinal, gynecological, thoracic and urological surgery throughout 2010. The Company intends to use the clinical data and user feedback to determine those markets where the value proposition for SPY scope is the strongest.

Sales and Marketing – Business Models

Novadaq’s marketing strategy comprises of partnering with leading companies in relevant markets for open surgical applications as well as robotic procedures. Novadaq announced its first alliance with Intuitive Surgical®, Inc. in January 2009; this to integrate SPY Imaging into the 3-D HD imaging capabilities of the da Vinci® Surgical Robotic System. In addition, Novadaq entered into an exclusive, North American sales and marketing alliance with LifeCell™ Corporation (“LifeCell”) in plastic and reconstructive, gastrointestinal and head and neck surgery in September 2010.

The LifeCell Alliance:

Novadaq entered into a 5-year exclusive, North American sales and marketing alliance with LifeCell Corporation (“LifeCell”) for the sales of SPY Systems in plastic and reconstructive, head and neck and gastrointestinal surgery in September 2010. LifeCell, a Kinetic Concepts Inc. Company, develops and markets tissue repair and regeneration and other products for use in multiple markets including plastic reconstructive, head and neck reconstruction and gastrointestinal surgical procedures.

LifeCell’s partnership responsibilities include marketing and sales of SPY Systems and the disposable accessories required to perform the imaging procedure, surgeon and professional education, clinical and clinical study support and reimbursement support. Novadaq remains responsible for product development, manufacturing and service.

LifeCell’s sales and marketing plan is based on three sales models aimed at generating revenue for the SPY imaging system. Novadaq and LifeCell share revenues generated from the sales based on the following models:

(i)	Rental sales model: hospitals gain access to the technology by paying a monthly fee for use of the SPY System. The monthly fee also includes the placement of the SPY device, clinical support and service. A fee for the disposables required is charged in addition to the rental fee.

(ii)	Placement model: hospitals gain access to the technology by paying for each consumable supply used with the SPY System. Purchase of a contracted minimum number of consumables each month entitles the customer to placement of the SPY device, clinical support and service.

(iii)	Capital sales model: hospitals purchase the hardware and purchases consumables and service.

The majority of the Company’s recurring revenues to date have been generated through placements.

The Intuitive Surgical Alliance:

Intuitive Surgical’s® sales and marketing plan focuses on selling new systems that include the option of the integrated SPY technology, as well as retrofitting existing installed systems with an upgrade to allow SPY imaging. In addition, Intuitive will sell disposable individual patient kits that contain the imaging agent and other accessories required to perform the SPY imaging procedures with the da Vinci® robot. Novadaq will benefit from 3 sources of revenue based on Intuitive sales:

(i)	Royalties: Novadaq receives a royalty payment for each system sold with or upgraded to include the SPY imaging technology.

(ii)	Hardware supply: Intuitive exclusively purchases the electronic hardware that is integrated into each robotic system sold or upgraded to enable the SPY imaging capabilities in the robot from Novadaq.

(iii)	Disposable supply: Intuitive exclusively purchases the disposable imaging agent and accessories required for each SPY imaging procedure performed from Novadaq.

Equipment Service:

The Company has U.S. service agreement with Carestream Health Inc. (“Carestream”) to provide ongoing service and maintenance for installed SPY systems. Carestream also assembles the consumable packs (“SPY Paqs”) used during each SPY Imaging procedure and ships the SPY Paqs to customers.

Service for the CO2 Laser was contracted by Novadaq to the manufacturer, PLC up until February 2, 2011, when Novadaq’s purchased all of PLC’s assets associated with the TMR business. In connection with the acquisition of the TMR assets, Novadaq hired 3 field service engineers and now provides all equipment service for the TMR business.

Production and Components:

In 2010 the Company established a GMP manufacturing facility in British Columbia. In June 2010 the facility was audited by Intuitive and Novadaq was confirmed as the official supplier for the electronic component being sold under the Supply Agreement. In late 2010, the Company also began manufacturing the SPY Elite system for distribution by LifeCell in the British Columbia facility. Previously the Company had qualified two contract manufacturers for the SPY system. The contract manufacturing capability remains as a back-up for the British Columbia facility.

The Company has qualified two manufacturers of the imaging agent supplied as a part of the consumable pack sold to customers. Also, the Company has a policy of maintaining 6-months inventory of the imaging agent.

The Company currently relies on a single supplier to supply the custom sterile drapes that comprise part of the SPY Paq. The Company evaluates this supplier on an annual basis. Due to the relatively low cost of the custom drapes and their extended shelf-life, the Company’s policy is to maintain a minimum of 12-months of inventory of sterile drapes. Management believes that a number of alternate suppliers could also supply these custom sterile drapes if necessary and that such suppliers can be qualified in less than six months.

Historically the CO2 Laser has been manufactured by PLC. In February 2011 the Company purchased all of PLC’s assets related to the TMR business including all of the tangible and intangible assets required to manufacture the CO2 Laser and related consumable supplies.

Competition - SPY Imaging:

There is currently no procedure that is routinely used to assess blood flow during the course of complex surgery. The currently available technologies for assessing flow, such as x-ray angiography and flow measurement technology, are either not practical for intra-operative use or have other limitations. Management believes the Company’s primary competitors will be manufacturers of x-ray angiography devices such as General Electric, Philips, Siemens and Toshiba, as well as manufacturers of flow monitoring probes including Transonics, Cardiosonics and Medi-Stim.

CT imaging can be used for the evaluation of perforator vessels that supply tissue flaps prior to surgery. Surgeons have reported to the Company that SPY Imaging may be more reliable in locating the perforator vessels in the OR because registration marks made during the CT scan may not be accurate when patients are in certain positions on the OR table. Software analysis tools incorporated in the SPY System can be used to colorize SPY images allowing surgeons to quickly identify the best perforators available, which saves time.

Surgeons may place electromagnetic flow measuring devices in the target area of concern, to give some auditory impression of blood flow to the tissue. These devices generally remain in place for a few days following surgery and are checked at routine intervals during the immediate post-operative recovery period. However, there are reported limitations to the information provided by flow measurements in that the flow signal is only related to the vasculature that is in direct contact with the probe, there is no visual confirmation of complete tissue perfusion and interpretation of the audio signal can be very subjective.

Novadaq believes that there is no alternative practical method of routinely assessing tissue perfusion during complex procedures. In certain cases, plastic surgeons have reported to management that they deliberately bruise or cause minor bleeding to a patient’s tissue in order to obtain some idea of whether or not there is sufficient blood perfusion in the region of concern. Post-operative imaging procedures, including x- ray and MRI, are also used in certain cases to evaluate tissue perfusion. Complications related to poor perfusion found following post-operative imaging often require a re-intervention, or return to surgery, which can be expensive and lead to further complications.

Reimbursement

The Company’s ability to successfully commercialize products may depend in part on the extent to which reimbursement for the cost of such products and related treatments will be available from government health administration authorities, private health coverage insurers and other organizations. Surgeons performing SPY Imaging across the variety of applications continue to be professionally reimbursed for performing the procedure by using existing CPT codes. CPT codes are established by the American Medical Association to enable physicians to be paid for the performance of certain procedures. In 2007, an ICD-9-CM code 88.59 - Intra-operative Fluorescence Vascular Angiography, which can be performed using the SPY System, was announced. In October of 2010, CMS made ICD-9-CM code 17.71 effective as a billable code for documenting all hospital charges associated with non-cardiac SPY Intra-operative Fluorescence Vascular Angiography procedures. An ICD-9-CM procedure code is used by hospitals to describe medical procedures performed by physicians and other healthcare providers but does not necessarily result in any direct incremental reimbursement to these facilities.

Regulatory Matters

The SPY System, PINPOINT and the CO2 Laser are generally classified as medical devices for regulatory purposes, and the SPY Agent may be regulated as both a medical device and a drug. Accordingly, the Company is subject to extensive regulations governing the research, development, manufacture, promotion and marketing of these systems.

United States

The SPY System received 510(K) clearance from the FDA in 2005. Since that time, the Company has received 510(K) clearances from the FDA for labeling revisions for the SPY System which allowed for greater flexibility in the administration of SPY Agent, use of SPY Agent manufactured by an alternate supplier, and for use of SPY in plastic, reconstructive and micro-and organ transplant surgery. In 2009, the Company received 510(K) clearance for use of SPY scope in endoscopic procedures.

European Union

The CE Mark was achieved for the SPY System in September 2001 for use in cardiovascular surgery. PINPOINT received its CE Mark in April 2004 for use in the detection of lung and gastrointestinal cancers.

Canada

The Company obtained a Class III device license for the SPY System in cardiac surgery in September of 2001. In December 2006, Health Canada issued a Class III device license for the SPY System in urological applications.

Japan

The SPY System obtained a shonin in August of 2003 and was successfully introduced into the Japanese market in October of 2003.

Intellectual Property

The Company believes that the protection of its intellectual Property (“IP”) is an essential element of its business. The Company intends to continue its technology investment on the development of the Company’s IP portfolio. Applications to broaden the Company’s patent protections are being pursued in the primary cardiovascular and ophthalmic areas, as well as the organ transplant, plastic reconstruction, neurovascular and neurosurgical areas. Wherever possible, the Company pursues a global IP strategy, registering for patent protection in all jurisdictions where it intends to carry on business, including the U.S., Canada, Japan, Europe, Russia, Mexico, Brazil, Australia, China, Hong Kong, India and South Korea. The Company also relies upon trade secrets, know-how and other proprietary, confidential information for the protection of its technology. The Company requires all employees, consultants, scientific advisors and other contractors to enter into confidentiality agreements to protect any disclosure of such proprietary information.

In addition to developing its own IP portfolio, the Company has licensed and acquired key IP or IP rights from third parties through exclusive licenses, collaborative research and asset purchase agreements. Under a license agreement with the National Research Council of Canada, dated June 30, 2000, as amended, the Company acquired the worldwide exclusive license to certain technology incorporated in SPY Imaging products. In 2006, the Company entered into an exclusive agreement with the University of Rochester to license a broad portfolio of patents in the field of intra-operative fluorescence guided imaging of nerves, including image guided conventional and minimally invasive nerve-sparing radical prostatectomy. Under an Asset Purchase Agreement entered into in 2007 with Xillix Technologies Corp., the Company acquired all of Xillix’s intellectual property. Under license agreements with The Johns Hopkins University (Applied Physics Laboratory) entered into in 2001 and 2002, as amended (collectively, the “JHU Agreements”), the Company acquired the worldwide exclusive license to certain technology. In 2009, as the Company wrote-down the licenses with the remaining amortized value of $1,327,774 as the Company will not incur further costs to develop and commercialize any products relating to the licenses.

Employees

As of December 31, 2010, the Company employed approximately 56 employees, including 6 members of senior management and 6 FTEs. Approximately 15 employees are involved in sales and marketing activities, approximately 18 employees are engaged in research and development activities and approximately 11 employees are engaged in general and administrative activities. None of the Company’s employees belong to or are represented by a labour union.

Facilities

The Company’s corporate Head Office is located in Mississauga, Ontario, Canada. The corporate Head Office houses mainly administrative functions such as Human Resources and Finance. All of the Company’s research and development and manufacturing activities are carried out in its facility in Richmond, BC. In March 2011, the Company leased premises in Taunton, MA to support its TMR service operation.

Development

The company’s primary development activities in 2010 related to the development of SPY scope, and an electronic component to be sold under the company’s supply agreement with Intuitive. A 510(k) clearance was received in 2009 for SPY scope and the Company currently engaged in clinical market development activities related to that product. The design of the Intuitive product was completed in early 2010 and the Company received its first P.O. from Intuitive in Q1 2010.

3.2	Risk Factors

An investment in the securities of the Company involves a number of risks. In addition to the other information contained in this Annual Information Form and the Company’s other publicly filed disclosure documents (available at www.sedar.com), investors should give careful consideration to the following factors, which are qualified in their entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this Annual Information Form. Any of the matters highlighted in these risk factors could have a material adverse effect on the Company’s results of operation, business prospects or financial conditions. The risks and uncertainties outlined below do not constitute an exhaustive list. Additional risks and uncertainties not presently known to the Company or that the Company believes to be immaterial may also adversely affect the Company’s business.

Risks Related to Novadaq’s Business

Ability to Obtain Sufficient Funding

The Company does not yet generate sufficient operational cash flows to meet the Company’s planned growth and to fund development activities. The Company in the long-term will require funding from outside sources to assist its planned requirements. The Company is therefore dependent on the willingness of investors or strategic partners to continue to invest in the Company or enter into strategic relationships to continue further development of the Company’s products. There is no assurance that the Company will secure additional funding sources or partnerships.

Shift from Research and Development to Commercialization

Having been founded in 2000, the Company has a limited operating history. Historically, the focus of its operations had been on research and development. However, in mid-2005 the Company shifted its focus towards commercialization with the commercial launch of its system for use during cardiac surgery. The successful commercialization of any one of Novadaq’s products will depend on a number of financial, logistical, technical, legal, regulatory, competitive, economic and other factors, the outcome of which cannot be predicted and some of which will be out of the Company’s control. The Company has incurred losses to date and expects to incur losses in the future. In addition, despite the Company’s current focus on commercialization of its products, the Company continues to invest in additional research and development in order to expand the applications of its imaging platform and these activities may require significant cash commitments which may affect the profitability of the Company. There can be no assurance that the Company will be able to achieve or sustain profitability in the future.

Successful Commercialization of the SPY System

The Company’s future success will depend in large part on its ability to market and sell the SPY, SPY scope and Heart Laser Systems (the “Products”). Successful commercialization of the Products will depend on a number of factors, including achieving widespread adoption of the Products among the targeted surgeons and hospitals, maintaining the Company’s relationships with its suppliers, obtaining sufficient quantities of components for the Products, including ICG, the performance of Novadaq’s direct U.S. sales organization, and the ability of the Company to successfully market the Products at projected selling prices. In addition, the

Company’s success will depend on its ability to supply the key components of the integrated SPY and da Vinci Surgical Robotic System and the successful commercialization of that Product. There can be no assurance that the Company will be successful in these regards. Successful commercialization will also depend on whether any unanticipated adverse effects result from use of the Products, or unfavorable publicity develops in respect of the Products, as well as the emergence of new or existing products as competition for the Products, which are proven to be more clinically or cost-effective.

Dependence on Suppliers

Up until recently, there was only one supplier in the U.S. for SPY Agent. In December 2007, a second supplier entered the U.S. market. While a competitive market for the SPY Agent in the U.S. market reduces any future risks of short supply, there can be no assurance that this competitive market continues and that the Company will continue to have access to sufficient quantities of SPY Agent as the Company may require. Novadaq could in the future choose to manufacture a generic form of SPY Agent. However, there is no guarantee that Novadaq would be successful in manufacturing a generic form of SPY Agent, or that such generic SPY Agent, if successfully manufactured, would be approved by the FDA for use in the U.S.

Novadaq has entered into arrangements with two suppliers to manufacture the SPY System and relies on a single supplier for the manufacture of the custom sterile drape that forms part of the SPY Paq. Novadaq has no written supply agreement with the supplier of custom drapes, and purchases by way of individual purchase order. Failure of any supplier to supply the necessary products may have an adverse affect on Novadaq’s business and financial condition.

Novadaq relies on a contract software developer to develop the underlying proprietary software used in the operation of the SPY System. If any modifications or improvements are required to be made to the software, it may be necessary to qualify additional software developers. This process may be expensive and time consuming and may have an adverse effect on Novadaq’s business and financial condition. In an effort to mitigate this circumstance, Novadaq has invested in additional personnel to develop a new proprietary software platform for the SPY System. Any changes required for this new platform can be managed internally by the Company. The software used in PINPOINT is proprietary to Novadaq and, with the acquisition of certain assets from Xillix in May 2007, Novadaq secured the appropriate personnel to be able to manage the software and subsequent versions, as necessary.

Novadaq is dependent on its suppliers to manufacture components of our products in accordance with FDA and other regulatory requirements. The FDA may inspect these suppliers and if they are found not to be in regulatory compliance, they may be the subject of regulatory action, which could adversely affect a supplier’s ability to provide product to the Company. If current manufacturing processes are modified, or the source or location of its product supply is changed, voluntarily or involuntarily, the FDA will require Novadaq to demonstrate that the products produced from the modified or new process or facility are equivalent to the products previously cleared or approved. Any such modifications to the manufacturing process or supply may not achieve or maintain compliance with the applicable regulatory requirements. In many cases, prior approval by regulatory authorities may be required before any changes can be made, which may adversely affect the Company’s business and financial condition.

Status of Healthcare Reimbursement

The Company’s ability to successfully commercialize products may depend in part on the extent to which reimbursement for the cost of such products and related treatments will be available from government health administration authorities, private health coverage insurers and other organizations.

Implementation of Business Models

The Company’s current business plan is predicated upon a successful implementation of a placement, rental or capital sales model for the SPY System, and a capital sales model for PINPOINT. The hospitals and clinics that are expected to be the end-users of the SPY System and PINPOINT may resist such models given the current economic situation in the U.S. Such a failure to implement the models or to achieve the anticipated pricing for the procedure could adversely affect the Company’s business and financial condition.

Regulatory Matters

Products intended for diagnostic and therapeutic use for humans are governed by a wide array of regulatory agencies. For most of these products, applicable regulations require testing and government review and approval prior to marketing the product. This procedure can take a number of years and involves the expenditure of substantial resources. Any failure or delay by the Company to obtain regulatory approvals or clearances could adversely affect the marketing of any products it developed and its ability to generate product revenue. There can be no assurance that any of the Company’s planned products will be approved by any regulatory agency on a timely basis, or at all.

In the event that a regulatory authority revokes any clearances/approvals granted in respect of the Company’s products, the Company’s business and financial condition could be adversely affected.

Numerous statutes and regulations govern the manufacture and sale of medical device and pharmaceutical products in Canada, the U.S. and other countries where the Company markets or intends to market its products. Such laws and regulations govern, among other things, the approval of manufacturing facilities, testing procedures and controlled research, non-clinical and clinical data required prior to and after marketing approval, compliance with Good Manufacturing Practices (“GMP”) affecting production and storage, the advertising and labeling of products, the reporting of adverse events, and special issues associated with the manufacture and use of laser products. Failure to comply with statutes and regulations could result in warning letters, fines and other civil penalties, unanticipated expenditures, withdrawal of regulatory approval, delays in approving or refusing to approve a product, product recall or seizure, interruption of production, operating restrictions, injunctions or criminal sanctions. The Company and its manufacturers and suppliers are also subject to numerous federal, state, provincial and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. In addition, advertising and promotional materials relating to medical devices are, in certain instances, subject to regulation by the Federal Trade Commission in the U.S. and equivalent regulators in other jurisdictions. Novadaq and its manufacturers and suppliers may be required to incur significant costs to comply with such laws and regulations in the future, and such laws and regulations may have an adverse effect on the Company’s business. The failure of Novadaq or its manufacturers and suppliers to comply with current or unanticipated changes in existing regulatory requirements could materially harm the Company’s business. Furthermore, there can be no assurance that Novadaq’s manufacturers and suppliers will continue to comply with regulatory requirements, including GMP. In such circumstances, the Company’s business or financial condition may be adversely affected.

The global regulatory environment is ever evolving with changes to regulations, standards, guidelines, establishment of new Health Authorities and/or mergers of divisions within them. Novadaq’s existing or future regulatory clearances or approvals may be affected as a result of such changes or reorganization.

With the acquisition of the PMA for PINPOINT from Xillix, Novadaq is now in a position for a higher level of regulatory scrutiny from the FDA given that the product is a Class III device. The FDA is obligated to routinely inspect manufacturers and foreign exporters of medical devices. Therefore, Management anticipates an inspection from the FDA may occur over the course of the next 12 months. Successful review by a Health Authority inspector is not guaranteed given the statements above. A negative inspection can hinder the Company’s ability to carry on business. In such circumstances, the Company’s business or financial condition may be adversely affected.

In addition, the Company must comply with federal and state health care anti-kickback laws and other health care fraud and abuse laws that affect the marketing of devices and pharmaceuticals. Failure to comply with applicable laws and regulations could subject the Company to administrative or judicial enforcement actions including, but not limited to, product seizures, recalls, injunctions, civil penalties, criminal prosecution, refusals to approve new products or withdrawal of existing approvals, as well as increased product liability exposure, any of which could have a material adverse effect on the Company’s business or financial condition.

Patent Protection and Trade Secrets

The Company’s success depends, in part, on its ability to secure and protect its patents, trade secrets, trademarks and other IP rights and to operate without infringing on the proprietary rights of others or having third parties circumvent the rights that it owns or licenses. In particular, Company owned and licensed patents may not be valid and the Company may not be able to successfully obtain and enforce patents and maintain trade secret protection for its technology. The extent to which it is unable to do so could materially harm its business.

Novadaq has applied for, is actively pursuing, or has been issued patents relating to the technology used in its proprietary imaging platform in jurisdictions including the U.S., Europe, Japan, Canada, Australia, Brazil, China, Hong Kong, India and South Korea. Applications may not result in the issuance of any patents, and any patents now held or that may be issued may not provide the Company with adequate protection from competition. Furthermore, it is possible that patents issued or licensed to Novadaq may be challenged successfully by third parties in patent litigation. It is also possible for others to develop products which have the same effect as the Company’s products on an independent basis or to design around products that it has patented. In either event, if Novadaq is unable to secure or to continue to maintain a preferred position, any of the SPY, SPY Scope or PINPOINT could become subject to competition from the sale of generic or equivalent products.

Patents issued or licensed to the Company may be infringed by the products or processes of others. The cost of enforcing patent rights against infringers, if such infringement is required, could be significant, and the time demands could interfere with the Company’s normal operations. There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical, biotechnology and medical technology industries. The Company may become a party to patent litigation and other proceedings. The cost to the Company of any patent litigation, even if resolved in its favour, could be substantial. Some of the Company’s competitors may be able to sustain the costs of such litigation more effectively than Novadaq because of their substantially greater financial resources. Litigation may also absorb significant management time.

Unpatented trade secrets, technological innovation and confidential know-how are important to Novadaq’s commercial success. Although the Company seeks to protect its proprietary information through confidentiality agreements and other appropriate means, these measures may not effectively prevent disclosure of the Company’s proprietary information, and, in any event, the Company cannot provide assurances that others will not independently develop or gain access to the same or similar information.

Third-Party Intellectual Property Infringement Claims

Patent applications which may relate or affect the Company’s business may have been filed by other health care, medical device, biopharmaceutical companies and universities. Such patent applications or patents may conflict with the Company’s technologies or patent applications and such conflict could reduce the scope of patent protection which the Company could otherwise obtain or lead to a refusal of a patent application of the Company. Novadaq could also become involved in interference proceedings in connection with one or more of its patents or patent applications to determine priority of invention.

It is not possible for the Company to be certain that it is the creator of inventions covered by pending patent applications or that it was the first to file patent applications for any such inventions. No assurance can be given that the Company’s patents, once issued, would not be declared by a court to be valid or enforceable, or that a competitor’s technology or product would not be found to infringe the Company’s products. In the event that a court was to find the Company to be infringing upon a valid patent of a third party, the Company might be required to pay license fees and/or damages and might be enjoined from conducting certain activities.

There is no assurance that the Company could enter into licensing arrangements at a reasonable cost, or develop or obtain alternative technology in respect of patents issued to third parties that incidentally cover the Company’s products. Any inability to secure licenses or alternative technology could result in delays in the introduction of some of the Company’s products or even lead to prohibition of the development, manufacture or sale of certain products.

Reliance on Key Personnel

The Company is dependent on certain members of its management and staff, and the loss of the services of one or more of these individuals could adversely affect the Company. In addition, Novadaq will need to continue to expand its management and employee base as it continues to commercialize the SPY and PINPOINT systems and support the launch of SPY scope in the Unites States. The Company’s future financial performance, its ability to commercialize the SPY System and PINPOINT and to compete effectively will depend, in part, on its ability to manage any future growth effectively. The Company’s ability to manage growth will require it to continue to implement and improve its administrative, accounting and management systems and to recruit, integrate and train new employees, including additional management, administrative, distribution, sales and marketing and potentially manufacturing personnel. Although the Company has done so in the past and expects to be able to do so in the future, there can be no assurance that the Company will successfully be able to attract and retain skilled and experienced personnel.

Research and Development Risk

A principal component of Novadaq’s business strategy is to expand its product offering to fully exploit its underlying imaging platform. As such, Novadaq’s organic growth and long-term success is partially dependent on its ability to successfully develop and market new products, such as the SPY System for use in organ transplant surgery and in radical prostatectomy procedures and other potential surgical urology procedures as well as the SPY scope. Accordingly, Novadaq will likely incur significant research and development expenditures. However, there is no certainty that any investment in research and development will yield technically feasible or commercially viable products. Product development is subject to regulatory overview and approval at significant costs. Failure to introduce new products, or failure or delays in obtaining regulatory approval could materially and adversely affect Novadaq’s business and financial condition.

Novadaq’s Business is Predicated on Licensed Technology

Novadaq’s business is predicated on licensed technology and IP. For example, the technology and IP rights that form the basis for the SPY System is licensed from third parties. This subjects Novadaq to certain risks that would not be present had Novadaq developed the technology and intellectual property independently. Specifically, license agreements typically subject Novadaq to milestone obligations and royalty payments. Some of these obligations may be substantial and may obligate the Company to obtain certain regulatory approvals by a specified date or exercise diligence in bringing potential products to market. The failure to meet these obligations typically results in the termination of the license and the loss of rights to the technology. Any such termination could adversely affect the Company’s business and financial condition.

In addition, in many third party licenses, Novadaq has no control over the prosecution of patents and other IP rights underlying such licenses. As a result, Novadaq is dependent on the licensor to diligently pursue and prosecute these IP rights. In such a circumstance, the licensor may not have sufficient incentive to diligently pursue such protection. The failure of the licensor to diligently pursue such protection could adversely affect the Company’s business and financial condition.

Additionally, Novadaq typically only receives the benefit of IP protection under these licenses in those jurisdictions where applications for protection are filed. As a result, the failure of the licensor to file applications for protection in all jurisdictions where the Company intends to conduct business could undercut the ability of the Company to successfully carry on business in these jurisdictions. This could adversely affect the Company’s business and financial condition.

Finally, many third party licenses of technology expire when the patents underlying the technology expire or at some period of time after expiration. As a result, the ability of Novadaq to exploit and fully commercialize the technology over time may be limited. This may adversely affect the Company’s business and financial condition

Ability to Partner, Out-licensing, Fund Corporate Assets

The Company has multiple assets that are either not in the primary focus of commercialization, such as those assets purchased from Xillix for screening applications in gastrointestinal cancers. The Company’s ability to profit from these technologies is not guaranteed and if Novadaq is unable to locate an appropriate partner, out-license or fund these assets, the Company’s business and financial condition may be adversely affected.

Clinical Trials May Not Meet Expectations

Novadaq is in the process of conducting clinical trials using the SPY scope. There is a risk that that these human clinical trials, when completed, may not produce the results that the Company anticipates. Additionally, pre- or post-market clinical trials of any of the SPY System, PINPOINT, or SPY scope may fail to produce results satisfactory to the FDA or foreign regulatory authorities required for additional label claims. Any such outcomes would adversely affect the Company’s ability to introduce new products and generate revenue.

Potential Product Liability

Medical products involve an inherent risk of product liability claims and associated adverse publicity. Novadaq currently maintains liability insurance coverage in the aggregate amount of USD$10 million. While the Company believes such insurance coverage to be adequate, there is no guarantee that future claims based on product liability will not exceed such amounts. In addition, should it prove impossible to obtain this type of insurance at reasonable rates or to otherwise protect the Company against potential liability proceedings, Novadaq could be required to cease the commercialization of products that it has developed or even be prevented from beginning the commercialization of new products. The Company’s obligation to pay indemnities or to withdraw a product following claims could adversely affect the Company’s business and financial condition.

Market Competition and Technological Advancements

Industrial technology in medical diagnostics and therapeutics is evolving rapidly and competition is intense. In addition to products currently in the market, additional products may be introduced to compete with those of the Company. Some of these products may use entirely different approaches or means to obtain diagnostic information or achieve therapeutic results and could be found to be more clinically effective or less expensive than those products being developed and/or commercialized by Novadaq. Moreover, many competitors, both current and potential, may have considerably greater resources at their disposal than Novadaq in terms of technology, manufacturing, product development, marketing, distribution, sales, capital and human resources. Many competitors may also have more experience in conducting clinical trials and in obtaining domestic and foreign regulatory approvals. Therefore, there can be no assurance that the Company can successfully compete with present or potential competitors or that such intense competition will not have a materially adverse effect on Novadaq’s business and financial condition.

Additionally, since the Company’s products are designed to diagnose and treat specific medical conditions, it is possible that medical or scientific advances with respect to the treatment of these conditions could render the Company’s products obsolete.

Foreign Exchange Fluctuations

The Company generates a significant portion of its sales in U.S. dollars and reports its operations in U.S. dollars, but a portion of the Company’s expenses are denominated in Canadian dollars. As such, the Company is exposed to fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar as a result of the translation into U.S. dollars of its expenses denominated in Canadian dollars.

Risks Related to the Securities

Volatility of Share Price

Market prices for shares of companies such as Novadaq are often volatile. Factors such as regulatory developments regarding Novadaq’s products or processes, developments regarding potential or future third-party collaborators, announcements of technological innovations, new commercial products, patents, the development of proprietary rights by it or by others or any litigation relating to these rights, regulatory actions, general conditions in the diagnostic, biotechnology or pharmaceutical industries, failure to meet analysts’ expectations, publications, financial results, economic conditions in the U.S., Canada or abroad, terrorism and other factors could have a significant effect on the share price of the Common Shares. In recent years, the stock of other companies in the medical device, diagnostic, biotechnology and pharmaceutical industries have experienced extreme price fluctuations that have been both related and unrelated to the operating performance of the affected companies. There can be no assurance that the market price of the Common Shares will not experience significant fluctuations in the future.

Market for Common Shares and Debentures

There can be no assurance that an active market for Novadaq’s Common Shares or debentures will be sustained. Holders of these securities may be unable to sell their investments on satisfactory terms. As a result of any risk factor discussed herein, the market price of the securities of Company at any given point in time may not accurately reflect the long-term value of the Company. Furthermore, responding to these risk factors could result in substantial costs and divert management’s attention and resources. Substantial and potentially permanent declines in the value of the Company’s securities may result.

Other factors unrelated to the performance of the Company that may have an effect on the price and liquidity of the Company’s securities include: extent of analytical coverage; lessening in trading volume and general market interest in the Company’s securities; the size of the Company’s public float; and any event resulting in a delisting of securities.

Potential Future Corporate Developments

Management of Novadaq, in the ordinary course of Novadaq’s business, regularly explores potential strategic opportunities and transactions. These opportunities and transactions may include strategic joint venture relationships, significant debt or equity investments in Novadaq by third parties, the acquisition or disposition of material assets, the licensing, acquisition or disposition of material intellectual property, the development of new product lines or new applications for its existing devices, significant distribution arrangements, the sale of all of the shares of Novadaq and other similar opportunities and transactions. The public announcement of any of these or similar strategic opportunities or transactions might have a significant effect on the price of Novadaq’s Common Shares. Novadaq’s policy is to not publicly disclose the pursuit of a potential strategic opportunity or transaction unless it is required to do so by applicable law, including applicable securities laws relating to continuous disclosure obligations. There can be no assurance that investors who buy or sell securities of Novadaq are doing so at a time when Novadaq is not pursuing a particular strategic opportunity or transaction that, when announced, would have a significant effect on the price of Novadaq’s Common Shares.

In addition, any such future corporate development may be accompanied by certain risks, including exposure to unknown liabilities of the strategic opportunities and transactions, higher than anticipated transaction costs and expenses, the difficulty and expense of integrating operations and personnel of any acquired companies, disruption of the Company’s ongoing business, diversion of management’s time and attention, and possible dilution to shareholders. The Company may not be able to successfully overcome these risks and other problems associated with any future acquisitions and this may adversely affect the Company’s business and financial condition.

ITEM 4.	DIVIDENDS

The Company has not to date paid any dividends on its Common Shares. The Company’s current intention is to retain earnings to fund the development and growth of the Company, and therefore the Company does not anticipate declaring or paying any cash dividends in the near to medium term. The Company’s Board of Directors will determine if and when dividends should be paid in the future based on all relevant circumstances, including the desirability of financing further growth of the Company and the Company’s financial position at the relevant time.

ITEM 5.	DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of the Company is comprised of an unlimited number of Common Shares and an unlimited number of preferred shares. As at December 31, 2010, there were a total of 27,897,147 common shares and no preferred shares outstanding. As at December 31, 2010 a total of 2,339,556 stock options were outstanding under the Company’s employee stock option plan and $5,303,000 of convertible loan debentures were outstanding under the private placement and subsequent issuance of PIK debentures. In addition the Company has issued 609,838 warrants in connection with the private placement completed in February 2010. Each warrant has a five-year term and is exercisable for one common share at an exercise price of $3.00. The Company also issued 128,066 broker warrants as a part of the compensation payable to a placement agent. The broker warrants have a term of 3 years and are exercisable at a price of CDN$2.82.

Common Shares

The holders of the Common Shares will be entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Company and to one vote in respect of each Common Share held at all such meetings. The holders of the Common Shares will be entitled, at the discretion of the Board of Directors, to receive out of any or all profits or surplus of the Company properly available for the payment of dividends, any dividend declared by the Board of Directors and payable by the Company on the Common Shares. The holders of the Common Shares will participate ratably in any distribution of the assets of the Company upon the liquidation, dissolution or winding-up of the Company or other distribution of its assets among its shareholders for the purpose of winding up its affairs.

On March 24, 2011, the Company closed a private placement of units raising approximately CDN$15,000,000. Each unit consisted of one common share and 0.45 of a warrant. Each warrant has a five-year term and is exercisable for one common share at an exercise price of CDN$3.18. Each was priced at CDN$3.17 per unit.

Preferred Shares

The Company is authorized to issue an unlimited number of preferred shares, which may be issued from time to time in one or more series. The Board of Directors is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences and any other rights, preferences, privileges and restrictions applicable to each series of preferred shares.

Convertible Debentures

The Company issued USD$5,150,000 5.0% senior unsecured convertible debentures maturing on February 18, 2014 (the “Debentures”). The Debentures are convertible at the option of the holder at any time prior to maturity into Common Shares of the Company at a conversion price equal to the USD$ equivalent of CDN$2.33 (USD$1.87) per common share, subject to customary anti-dilution adjustments. The Debentures will bear interest at the rate of 5.0% per annum, payable in arrears in equal semi-annual installments, in cash or, at the option of the Company in additional Debentures. On maturity of the Debentures, the Company has the option of repaying the principal in cash or in Common Shares at a conversion rate equal to 95% of the weighted average trading price of the Common Shares on the Toronto Stock Exchange for the 20 trading days ended five trading days preceding the maturity date.

Other than under a change of control (as defined in the indenture relating to the Debentures), the Debentures will not be redeemable at the option of the Company. Upon a change of control (as defined in trust indenture) or the cessation of trading on the Toronto Stock Exchange of the Company’s Common Shares, holders of the Debentures will have the right to require that the Company repurchase their Debentures, in whole or in part, at a price equal to 110% of the principal amount of the Debentures plus accrued and unpaid interest. In the indenture relating to the Debentures, the Company agreed to certain negative covenants including that without the consent of holders of Debentures representing a majority of aggregate principal outstanding, the Company would not incur additional indebtedness (subject to limited exceptions), pay dividends, pledge security, make an acquisition (as defined) or, make a Disposition (other than in Normal Course). In addition, so long as Fairfax beneficially owns Debentures, it will have the right to participate in any future issuance of Common Shares (or any securities convertible into Common Shares) at a pro rata proportion (assuming all convertible securities are fully converted). The Debentures are guaranteed by Novadaq Corp. and any other subsidiaries of the Company as may be formed or acquired from time to time.

On December 31, 2009, the Company and debenture holders executed the First Amending Agreement to the original debenture agreement permitting flexible interest rate revisions. The Company exercised its right to issue payment in kind [PIK] debentures for $153,478 in lieu of six months cash interest payment due on December 31, 2009. The PIK debentures are convertible into common shares of the Company with a conversion price of CDN$2.62 [USD$2.23]. All other terms are subject to the terms of the original debenture agreement. As at December 31, 2010, the principal value of the Debentures was $5,303,478.

ITEM 6.	MARKET FOR SECURITIES

6.1	Trading Price and Volume

The Company’s Common Shares are listed and posted for trading on the Toronto Stock Exchange under the symbol “NDQ”. The price ranges and trading volume of Company’s Common Shares in 2010 on the Toronto Stock Exchange was as follows (share price is stated in Canadian dollars per share):

Month	Open	High	Low	Close	Volume (Total)
January, 2010	2.77	2.80	2.48	2.74	89,905
February, 2010	2.73	3.00	2.49	2.75	103,434
March, 2010	2.75	3.15	2.65	2.65	84,479
April, 2010	2.79	4.01	2.76	3.75	92,453
May, 2010	3.75	4.61	3.68	4.30	105,478
June, 2010	4.30	4.30	3.50	3.50	48,226
July, 2010	3.39	3.98	3.39	3.50	24,532
August, 2010	3.46	3.95	3.45	3.78	51,950
September, 2010	3.79	3.95	3.56	3.76	80,420
October, 2010	3.76	4.23	3.60	3.97	880,714
November, 2010	4.00	4.05	3.84	3.93	118,679
December, 2010	3.95	3.95	2.72	3.68	130,588

6.2	Prior Sales

The price and volume of securities not traded or quoted on a marketplace issued for the most recently completed fiscal year is discussed above under “Description of Capital Structure”.

ITEM 7.	DIRECTORS AND OFFICERS

7.1	Directors and Senior Management

The names, municipalities of residence, principal occupations, positions with the Company and share ownership (as of March 28, 2011 and based on information provided by the directors and executive officers) of the directors and executive officers of the Company are set forth below. Directors of the Company serve as such until the next annual meeting of Shareholders, or until their successors are elected or appointed.

To the knowledge of the Company, the directors and senior management of the Company collectively beneficially own or exercise control or direction over, directly or indirectly, 1,739,596 Common Shares of the Company, which represents approximately 6.2% of the issued and outstanding Common Shares of the Company as of December 31, 2010.

Name and Municipality of Residence	Position with the Company	Principal Occupation	Director Since
DR. ARUN MENAWAT Oakville, Ontario	Director, President and Chief Executive Officer	President and Chief Executive Officer	July 2003
STEPHEN PURCELL Oakville, Ontario	Chief Financial Officer	Chief Financial Officer	—
RICK MANGAT Markham, Ontario	Senior Vice President and General Manager; President, Novadaq Corp.	Senior Vice President and General Manager; President, Novadaq Corp.	—
ROGER DECK Toronto, Ontario	Vice President of Operations	Vice President of Operations	—
MARY KAY BAGGS Fairhope, Alabama	Vice President, Business Development	Senior Vice President, Marketing and Business Development	—
LORI SWALM Vancouver, British Columbia	Vice President, Product Development	Vice President, Product Development	—
JOHN FENGLER Vancouver, British Columbia	Vice President, Technology	Vice President, Technology	—
AARON DAVIDSON(2) (3) Caledon, Ontario	Director	Managing Director, H.I.G. Ventures	July 2004
ANTHONY GRIFFITHS(2) Toronto, Ontario	Chairman, Director	Corporate Director	June 2002
DR. BRENT NORTON(1) Toronto, Ontario	Director	President and Chief Executive Officer, PreMD Inc.	March 2002
HAROLD O. KOCH, JR. (1) Mandeville, Louisiana	Director	Senior Vice President and Chief Scientific Officer, Pamlab, LLC	September 2003

DR. JOEL I. SHALOWITZ Glencoe, Illinois	Director	Professor, Kellogg School of Management	August 2010
DR. JOSEPH SOBOTA(2) Kalamazoo, Michigan	Director	Managing Director, Apjohn Group LLC	September 2003

DR. JULIA LEVY(2) Vancouver, British Columbia	Director	Corporate Director	July 2008
WILLIAM A. MACKINNON(1) Toronto, Ontario	Director	Corporate Director	May 2009

Notes:

(1)	Denotes member of the Audit Committee.

(2)	Denotes members of the Compensation and Corporate Governance Committee.

(3)	Mr. Davidson is the board nominee of HIG Horizons Corp., an investment vehicle of H.I.G. Ventures, which owned 3,855,062 Common Shares as at December 31, 2010. Mr. Davidson does not directly or indirectly control or exercise any direction over these shares.

The following is a brief description of the backgrounds of the current directors and officers of the Company:

Arun Menawat. Dr. Menawat has been the President and Chief Executive Officer of Novadaq since 2003 His prior experience includes positions of increasing executive responsibilities including President and Chief Operating Officer of Cedara Software Corporation, now part of Merge Healthcare; Vice President, Operations at Tenneco Inc., a diversified business conglomerate, now separated into multiple companies; and product development management positions at Hercules Incorporated, a specialty chemicals company. Dr. Menawat holds a Ph.D. in Chemical (Bio) Engineering from the University of Maryland and an Executive MBA from the J.L. Kellogg School of Management, Northwestern University.

Stephen Purcell. Mr. Purcell has been Chief Financial Officer since January 12, 2009 after joining Novadaq as Director of Finance in March 2008. Prior to joining the Company, Mr. Purcell served approximately 5 years as Corporate Controller of Sealy Canada Ltd. In addition, Mr. Purcell has held a number of senior financial management roles, including Chief Financial Officer of Canron Corp. Mr. Purcell has a business degree from Saint Francis Xavier University.

Rick Mangat. Dr. Mangat co-founded Novadaq in April of 2000 and is a co-inventor of the SPY System. The research element of his PhD thesis (Pharmacology and Therapeutics) performed at the National Research Council of Canada (Institute for Biodiagnostics) formed the foundation for SPY Imaging and related IP. Dr. Mangat has led the research, development and commercialization teams at Novadaq from bench-top through clinical use of the SPY System and is now responsible for the general management of Novadaq’s commercial business unit including Sales and Marketing. Dr. Mangat received his Bachelor of Science from the University of Toronto and a PhD from the University of Manitoba.

Roger Deck. Mr. Deck has over 20 years of operational and financial experience. Previous to being Vice President of Operations, he was the Chief Financial Officer of Novadaq from 2004 to June 2008. Mr. Deck served as Vice President, Financial Advisory Services at PricewaterhouseCoopers LLP from 2001 to 2003. From 2000 to 2001, Mr. Deck worked with J.R./Janus Merchant Brokers Ltd., an independent mid-market M&A advisory firm. Prior to that role, Mr. Deck served as Vice President, Merchant Banking at Brascan Corporation, starting in this position in 1996. Mr. Deck is a chartered accountant and holds a Bachelor’s degree in Economics from the University of Western Ontario.

Mary Kay Baggs. Ms. Baggs has over 25 years of clinical, sales and marketing experience in the cardiovascular medical device market in start-up, mid-size and large companies, beginning her career at Boston Scientific Corporation. Ms. Baggs first joined Novadaq as Vice President, Marketing in October of 2004. In December 2006, Ms. Baggs assumed the additional role of Vice President, Business Development. From 2002 to 2004, Ms. Baggs served as Vice President of Marketing for Chase Medical, Richardson, Texas. Previously held positions included Director of Marketing at Biocompatibles PLC and Director of Marketing at Cardiothoracic Systems and Guidant Corporation. Ms. Baggs holds a diploma from the New England Deaconess Hospital School of Nursing and Northeastern University and a Bachelor of Science from Louisiana State University.

Lori Swalm. Ms. Swalm has over 20 years of experience in a variety of clinical regulatory, research and development roles in medical devices, healthcare informatics and clinical research. Prior to assuming the role of Vice President of Product Development in December of 2009, Ms. Swalm has held significant strategic roles at Novadaq including; Director of Reimbursement, Director of Market Development and Divisional Vice President. Beginning her healthcare career in 1991 as Associate Executive Director of the CSANT practice, a large multi-specialty physician practice in North Texas, Ms. Swalm then became the founding CEO of the CRSTI Institute, a cardiovascular CRO from 1997 until March of 2000 when she joined health informatics developer ARMUS Corporation, Burlingame, CA as Vice President of Business Development. In 2003, Ms. Swalm joined Chase Medical Inc. of Richardson, Texas, as Director of Market Development, until joining Novadaq in 2005. Ms. Swalm holds a Bachelor of Arts in Political Science and Master of Arts in Public Law from the University of Nevada, Las Vegas.

John Fengler. Mr Fengler has over 20 years of experience in a variety of research and development functions for medical device companies specializing in imaging technologies. Prior to joining Novadaq in 2007, Mr. Fengler held increasingly senior engineering roles at Xillix Technologies Corp., including Chief Engineer (1999 -2004) and Vice President, Engineering & Development (2004 -2007). During this time, Mr. Fengler was named as an inventor on 11 different patent families related to optical imaging. John is a graduate of the Applied Science program at the University of British Columbia – B.A.Sc. (Eng Phys) 1984, M.A.Sc. (Eng Phys) 1988. He has been a registered Professional Engineer with APEGBC since 1991.

Aaron Davidson. Mr. Davidson is a Managing Director of H.I.G. Ventures and focuses on investment opportunities in the life sciences sector. Prior to joining H.I.G. in 2004, he was a Vice President with Ventures West with a focus on venture investing in life science companies. Mr. Davidson began his career with Eli Lilly Company, one of the largest global pharmaceutical companies. He spent a decade with Lilly in various management roles in the U.S. and Canada including business development, strategic planning, market research, and financial planning. After Lilly he spent a year as the Vice-President of Corporate Business Development at SYN-X Pharma. Mr. Davidson currently serves on the boards of Alder Biopharmaceuticals, HyperBranch Medical Technology, NeurAxon Inc., Novadaq Technologies Inc., Quinnova Pharmaceuticals and Tranzyme Pharmaceuticals. He served on the board of Salmedix Inc. prior to Cephalon’s acquisition of Salmedix in June 2005 and the board of Oncogenex Pharmaceuticals prior to their public listing. Aaron earned his MBA from Harvard Business School and a Bachelor of Commerce degree from McGill University.

Anthony Griffiths. Mr. Griffiths is Chairman of the Board of Directors of the Company and is currently an independent business consultant and corporate director. Mr. Griffiths became the Chairman of Mitel Corporation, a telecommunications company, in 1987 and also assumed the positions of President and Chief Executive Officer in addition to that of Chairman from 1991 to 1993. Mr. Griffiths is also the Chairman of Russel Metals Inc., Vitran Corporation, Fairfax Financial Holdings Limited, Jaguar Mining Inc., Northbridge Financial Corporation and Odyssey Re Holdings Corp. and a member of the Board of Trustees of the Brick Group Income Fund.

Brent Norton. Dr. Norton is an accomplished leader in the Life Science industry with significant experience in various capacities as a Founder, President, CEO and Director of several successful Life Science companies. Having completed his medical training at McGill University, Dr. Norton subsequently obtained a Masters of Business Administration at the University of Western Ontario’s Richard Ivey School of Business and is a certified director from the Institute of Corporate Directors. Dr. Norton has been an active member of various boards of directors, both public and private, and an active volunteer. He is currently a director of PLC Medical Systems Inc., an OTC traded U.S. public healthcare company; an advisor to the Richard Ivey School of Business Healthcare MBA sector and the Ivey Center for Health Innovation and Leadership; a director of the Ontario Bioscience Industry Organization; and, a director of the Osler Bluff Ski Club.

Harold O. Koch, Jr. For the past 32 years Mr. Koch has held senior management positions in research and development, regulatory, and business development in the pharmaceutical and Class III medical device fields. Mr. Koch was the Vice President of Business Development & Scientific Affairs at Pamlab L.L.C., a developer, licensor and marketer of pharmaceutical products since July 2002, and effective January 1, 2007, became the Senior Vice President and Chief Scientific Officer of Pamlab. Prior to joining Pamlab, Mr. Koch held senior management positions with Rorer Group, Cooper Companies, Akorn, Inc., Santen, Inc. and has consulted for various ophthalmic biotechnology companies. Mr. Koch holds 3 U.S. patents in ophthalmology, one of which is the leading viscoelastic product in the U.S. (Viscoat), with annual sales in excess of USD$100 million. Mr. Koch holds a Bachelor of Science degree in medical microbiology from Texas A&M University and is an active member of the Licensing Executives Society.

Joel I. Shalowitz. Dr. Shalowitz is Professor and Director of Health Industry Management at Northwestern University’s Kellogg School of Management and Professor of Preventive Medicine at the Feinberg School of Medicine and is also Visiting Professor of Health Industry Management at the Schulich School of Business at York University in Toronto. He also co-founded and is managing partner of a 20 member primary care group in the suburban Chicago area, where he practiced internal medicine for 21 years. His honours include Fellowship in the American College of Physicians, Fulbright Scholarship at the Schulich Business School, York University in Toronto (2004) and Fulbright Senior Specialist and Visiting Professorship at Keio University Medical School in Tokyo (2007). His recent coauthored books are: Strategic Marketing For Health Care Organizations: Building A Customer-Driven Health System (Jossey-Bass, 2008) and Medical Innovation and Government Intervention (Taloustieto Oy, 2009). Dr. Shalowitz received his Sc.B. and M.D. degrees from Brown University and his MBA degree from Northwestern University. He also completed postgraduate internal medicine training at Northwestern.

Joseph Sobota. Dr. Sobota has over 15 years of experience with life science start-up companies as a founder, board member, senior management executive and consultant. Since 2001, he has been Managing Director of the Apjohn Group, LLC, a business development and accelerator group focused on life science opportunities. Dr. Sobota was also a General Partner and Founder of Apjohn Ventures capital organization. Other past positions include Chief Executive Officer of Rubicon Genomics, a leader in nucleic acid amplification, President and Chief Operating Officer of Biopure and Executive Vice President and Chief Operating Officer of Chugai-Upjohn. Dr. Sobota holds an M.D. from Georgetown University and completed his post-graduate residency training at Tulane University and the National Institutes of Health. He is board certified in anatomic and clinical pathology and has held faculty appointments as visiting Professor of Pathology at Dartmouth Medical School and as Adjunct Professor of Medicine at Northwestern University School of Medicine.

Julia Levy. Dr. Levy has served in several key senior posts at QLT, including Chief Scientific Officer and Vice President, as well as President and CEO from 1995 to February 2002. Dr. Levy has also been a director of QLT since 1983. In December 2006, Dr. Levy retired from the Board of Directors and became a Director Emerita. Under her leadership, QLT recorded the strongest period of growth in company history and earned a reputation for achieving milestones, including FDA approval for Visudyne® therapy to treat age-related blindness in April 2000. Following her doctorate degree in immunology from the University of London, Dr. Levy was awarded an Industrial Professorship in the Department of Microbiology from the University of British Columbia and is the recipient of several honorary degrees. A fellow of the Royal Society of Canada and former President of the Canadian Federation of Biological Sciences, Dr. Levy has earned numerous awards and honours including an appointment as an Officer of the Order of Canada in 2001, the Female Entrepreneur of the Year for International Business in 1998, Pacific Canada Entrepreneur of the Year in 2000 and the Future of Vision Award from the Foundation Fighting Blindness in 2001.

William A. Mackinnon. Mr. Mackinnon was Chief Executive Officer of KPMG Canada from April 1999 to his retirement in December 2008. Mr Mackinnon joined KPMG Canada in 1971, became a partner in 1977, the Toronto Managing Partner in 1988, and the Greater Toronto Managing Partner in 1992. He obtained the FCA designation from the Institute of Chartered Accountants of Ontario in 1994 and, during the period 1999 to 2002, became a member of the Board of Directors of each of KPMG Canada, KMPG International and KMPG Americas. He is an active volunteer and currently serves as Chair of the Board of Directors and Executive Committee Member of the Toronto East General Hospital, as Chair of the Board and Executive Committee Member of the Toronto Board of Trade, as Chair of the Board of the Canadian Institute of Chartered Accountants and as a member of the board of The Toronto Community Foundation and Roy Thomson Hall. Mr. Mackinnon is also a director of Telus Corp., of Pioneer Petroleum, of Osisko Mining Corporation and the Public Service Pension Investment Board. Mr. Mackinnon holds a Bachelor of Commerce from the University of Manitoba.

7.2	Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Mr. Griffiths was formerly a Director of Consumers Packaging Inc. and during the protection period under the Companies’ Creditors Arrangement Act (“CCAA”) in 2001, cease trade orders were issued against management and insiders due to failure to file financial statements. Mr. Griffiths was also a Director of Slater Steel Inc., which operated under the protection of the CCAA in an orderly wind-down in 2003.

Dr. Norton is the president and CEO of PreMD Inc. and, in connection with the voluntary delisting of PreMD Inc.’s shares from the Toronto Stock Exchange, cease trade orders were issued requiring all trading in and all acquisitions of securities of PreMD Inc. to cease due to PreMD’s failure to file continuous disclosure materials required by Ontario securities law. The cease trade orders are still in effect.

Other than as noted above, no director or officer of the Company, or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company is, or within the past ten years has been, a director or officer of any other issuer that, while that person was acting in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, trustee or receiver manager appointed to hold its assets.

7.3	Conflicts of Interest

Certain directors and officers of the Company are also directors, officers and shareholders of other companies that are similarly engaged in the research and development of medical products. Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they may have in any property or opportunity. If a conflict of interest arises at a meeting of the Board of Directors, any director in a conflict will disclose his interest and abstain from voting on such matter.

In the opinion of the Company, there are no existing or potential conflicts of interests among the Company, its directors, officers or other insiders of the Company at this time.

ITEM 8.	LEGAL PROCEEDINGS

Management of the Company is not aware of any litigation outstanding, threatened or pending as of the date hereof by or against the Company which would be material to the Company’s financial condition or results of operations.

ITEM 9.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or shareholder who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the outstanding Common Shares of the Company or known associate or affiliate of any such person, has or had any material interest, direct or indirect, in any transaction within the last three years or in any proposed transaction, that has materially affected or will materially affect the Company.

ITEM 10.	TRANSFER AGENT AND REGISTRARS

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal offices in Toronto, Ontario.

ITEM 11.	MATERIAL CONTRACTS

The only material contracts entered into by the Company within the past year, or entered into before the most recently completely financial year but still in effect, other than in the ordinary course of business, are the following contracts:

(a)	License agreement with National Research Council of Canada referred to under “Narrative Description of the Business”;

(b)	The JHU Agreements referred to under “Narrative Description of the Business”;

(c)	License, Development and Supply agreements with Intuitive Surgical Inc. referred to under “General Development of the Business”.

(d)	Marketing and Sales Distribution Alliance Agreement with LifeCell Corporation referred to under the “Narrative Description of the Business”.

ITEM 12.	INTERESTS OF EXPERTS

The Company’s external and independent auditors are Ernst & Young LLP, Chartered Accountants (“E&Y”). E&Y has audited the financial statements of the Company for the fiscal year ended December 31, 2010.

ITEM 13.	ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com. Additional information, including directors’ and officers’ remuneration and indebtedness and principal holders of the Company’s securities, options to purchase securities and interests of insiders in material transactions, where applicable, will be contained in the Company’s Management Information Circular.

Additional financial information is provided in the consolidated financial statements and management’s discussion and analysis for the financial year ending December 31, 2010.

APPENDIX “A”

AUDIT COMMITTEE INFORMATION

1.	Audit Committee Charter

See Schedule I attached hereto.

2.	Composition of the Audit Committee

The Audit Committee of the Company is currently comprised of Mr. William Mackinnon, Mr. Harold Koch, Jr., and Dr. Brent Norton. Each member of the Audit Committee is independent and financially literate within the meaning of Multilateral Instrument 52-110 – Audit Committees.

3.	Relevant Education and Experience

Mr. Mackinnon was Chief Executive Officer of KPMG Canada from April 1999 to his retirement in December 2008. Mr. Mackinnon joined KPMG Canada in 1971, became a partner in 1977, the Toronto Managing Partner in 1988, and the Greater Toronto Managing Partner in 1992. He obtained the FCA designation from the Institute of Chartered Accountants of Ontario in 1994 and, during the period 1999 to 2002, became a member of the Board of Directors of each of KPMG Canada, KMPG International and KMPG Americas. He is an active volunteer and currently serves as Chair of the Board of Directors and Executive Committee Member of the Toronto East General Hospital, as Chair of the Board and Executive Committee Member of the Toronto Board of Trade, as Chair of the Board of the Canadian Institute of Chartered Accountants and as a member of the board of The Toronto Community Foundation and Roy Thomson Hall. Mr. Mackinnon is also a director of Telus Corp., Pioneer Petroleum, of Osisko Mining Corporation and the Public Service Pension Investment Board. Mr. Mackinnon holds a Bachelor of Commerce degree from the University of Manitoba.

For the past 28 years, Mr. Koch has held senior management positions in R&D, regulatory, and business development in the pharmaceutical and Class III medical device fields. Mr. Koch was the Vice President of Business Development & Scientific Affairs at Pamlab L.L.C., a developer, licensor and marketer of pharmaceutical products since July 2002, and effective January 1, 2007, became the Senior Vice President and Chief Scientific Officer of Pamlab. Prior to joining Pamlab, Mr. Koch held senior management positions with Rorer Group, Cooper Companies, Akorn, Inc. and Santen, Inc. and has consulted for various ophthalmic biotechnology companies. Mr. Koch holds 3 U.S. patents in ophthalmology, one of which is the leading viscoelastic product in the U.S. (Viscoat), with annual sales in excess of USD$100 million. Mr. Koch holds a Bachelor of Science degree in medical microbiology from Texas A&M University, is an active member of the Licensing Executives Society.

Dr. Norton is the Founder, President and Chief Executive Officer of PreMD Inc. Dr. Norton holds an M.D. from McGill University and completed his post-graduate work in biomedical engineering at Ecole Polytechnique at the University of Montreal. Dr. Norton also holds an MBA from the Ivey School of Business, University of Western Ontario.

4.	Reliance on Certain Exemptions - Not applicable.

5.	Reliance on the Exemption in Subsection 3.2(2) or Section 3.6 - Not applicable.

6.	Reliance on Section 3.8 - Not applicable.

7.	Audit Committee Oversight - Not applicable.

8.	Pre-approval Policies and Procedures

The Audit Committee has delegated to Mr. Mackinnon the authority to approve non-audit services up to a maximum amount of CDN$25,000, unless Mr. Mackinnon is of the view that the provision by Ernst & Young LLP of such non-audit services could potentially impair the independence of Ernst & Young LLP as the Company’s external auditor. Mr. Mackinnon is required, under the terms of such delegation, to report to the Audit Committee with respect to any such pre-approvals at the first scheduled meeting of the Audit Committee following such pre-approval.

9.	External Auditor Services

Audit Fees

Ernst & Young LLP charged the Company CDN$184,500 for audit services for 2010 and CDN$180,500 for audit services for 2009.

Audit Related Fees

Ernst & Young LLP charged the Company CDN$128,000 for audit related services for the period from January 1, 2010 to December 31, 2010, and CDN$39,905 for audit related services for the period from January 1, 2009 to December 31, 2009.

Tax Fees

Ernst & Young LLP charged the Company CDN$23,500 for tax services for the period of January 1, 2010 to December 31, 2010, and CDN$23,500 for tax services for the period between January 1, 2009 and December 31, 2009.

All Other Fees

Ernst & Young LLP charged the Company CDN$1,780 for other services for the period of January 1, 2010 to December 31, 2010, and $1,780 for other services for the period of January 1, 2009 to December 31, 2009.

Schedule I

AUDIT COMMITTEE CHARTER OF

NOVADAQ TECHNOLOGIES INC.

Section 1	PURPOSE

The Audit Committee is a committee of the Board of Directors (the “Board”) of Novadaq Technologies Inc., and any subsidiaries from time to time, (the “Company”). The primary function of the Audit Committee is to assist the directors of the Company in fulfilling their applicable roles by:

(a)	recommending to the Board the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company and the compensation of such external auditor;

(b)	directly overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting;

(c)	pre-approving all non-audit services (or delegating such pre-approval if and to the extent permitted by law) to be provided to the Company by the Company’s external auditor;

(d)	satisfying themselves that adequate procedures are in place for the review of the Company’s public disclosure of financial information, other than those described in (g) below, extracted or derived from its financial statements, including periodically assessing the adequacy of such procedures;

(e)	establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

(f)	reviewing and approving any proposed hiring of current or former partner or employee of the present and former auditor of the Company; and

(g)	reviewing and approving the annual and interim financial statements, related Management Discussion and Analysis (“MD&A”) and other financial information provided by the Company to any governmental body or the public.

(h)	monitoring compliance with the Company’s Code of Ethics through the assistance of the Disclosure and Compliance Committee, which comprises the Chief Executive Officer, the Chief Financial Officer and a senior vice president.

The Audit Committee should primarily fulfill these roles by carrying out the activities enumerated in this Charter. However, it is not the duty of the Committee to prepare financial statements, to plan or conduct audits, to determine that the financial statements are complete and accurate and are in accordance with Canadian generally accepted accounting principles, to conduct investigations, or to assure compliance with laws and regulations or the Company’s internal policies, procedures and controls, as these are the responsibility of management and in certain cases the external auditor.

Section 2	COMPOSITION AND MEETINGS

The Audit Committee should be comprised of a minimum of three directors, such directors as are determined by the Board, each of whom shall be independent and financially literate, within the meaning of Multilateral Instrument 52-110 of the Canadian Securities Administrators (as defined in Appendix “A”) (or exempt therefrom). A majority of members must be resident Canadians. All members of the Committee should have (or should gain within a reasonable period of time after appointment) a working familiarity with basic finance and accounting practices. Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Company or an outside consultant. Each member should have experience or education that provides for an understanding of the accounting principles used by the Company to prepare its financial statements, an ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves, experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements (or experience actively supervising one or more persons engaged in such activities), and an understanding of internal controls and procedures for financial reporting.

The members of the Committee shall be elected by the Board on an annual basis or until their successors shall be duly appointed. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

The members of the Audit Committee may be removed by the other members of the Board at any time. The Chair may be removed by the other members of the Board or the Committee in consultation with the Board at any time.

The Committee should meet at least four times annually, or more frequently as circumstances require. The Committee should meet within forty-five (45) days following the end of the first three financial quarters to review and discuss the unaudited financial results for the preceding quarter and the related MD&A, and should meet within 90 days following the end of the fiscal year end to review and discuss the audited financial results for the preceding quarter and year and the related MD&A.

The Committee may ask members of Company management or others to attend meetings and provide pertinent information as necessary. For purposes of performing their duties, members of the Committee shall have full access to all corporate information and any other information deemed appropriate by them, and shall be permitted to discuss such information and any other matters relating to the financial position of the Company with senior employees, officers and the external auditor of the Company, and others as they consider appropriate.

In order to foster open communication, the Committee or its Chair should meet at least annually with management and the external auditor in separate sessions to discuss any matters that the Committee or each of these groups believes should be discussed privately. In addition, the Committee or its Chair should meet with Company management quarterly in connection with the Company’s interim financial statements.

A quorum for the transaction of business at any meeting of the Committee shall be a majority of the number of members of the Committee or such greater number as the Committee shall by resolution determine, provided that a majority thereof are resident Canadians.

Meetings of the Audit Committee shall be held from time to time and at such place as any member of the Committee shall determine upon 48 hours notice to each of its members. The notice period may be waived by all members of the Committee. Each of the Chairman of the Board, the external auditor, the President and Chief Executive Officer, the Chief Financial Officer or the Secretary shall be entitled to request that any member of the Committee to call a meeting.

Section 3	ROLE

In addition to the matters described in Section 1, the Audit Committee should:

(1)	Determine any desired agenda items.

(2)	Review and recommend to the Board changes to this Charter, as considered appropriate from time to time.

(3)	Review the public disclosure regarding the Audit Committee required by Multilateral Instrument 52-110.

(4)	Summarize in the Company’s annual report the Committee’s composition and activities, as required.

(5)	Submit the minutes of all meetings of the Audit Committee to the Board upon request.

Documents/Reports Review

(6)	Review the Company’s annual budgets, and annual and interim financial statements, including any certification, report, opinion or review rendered by the external auditor, and review related MD&A.

(7)	Review other financial information provided to any governmental body or the public as they see fit.

(8)	Review and approve the Company’s annual and interim earnings press releases before the Company publicly discloses this information.

(9)	Seek to ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and periodically assess the adequacy of those procedures.

External Auditor

(10)	Recommend to the Board the selection of the external auditor, considering independence and effectiveness, and review the fees and other compensation to be paid to the external auditor. Instruct the external auditor that its ultimate client is not management.

(11)	Monitor the relationship between management and the external auditor including reviewing any management letters or other reports of the external auditor and discussing any material differences of opinion between management and the external auditor.

(12)	Review and discuss, on an annual basis, with the external auditor all significant relationships they have with the Company to determine their independence.

(13)	Review and approve requests for any material non-audit services or other engagement to be performed by the external auditor and be advised of any other material study undertaken by the external auditor at the request of management that is beyond the scope of the audit engagement letter and related fees.

(14)	Review the performance of the external auditor and any proposed discharge of the external auditor when circumstances warrant.

(15)	Periodically consult with the external auditor out of the presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the financial statements, including the adequacy of internal controls to expose any payments, transactions or procedures that might be deemed illegal or otherwise improper.

(16)	Communicate directly with the external auditor, and arrange for the external auditor to report directly to the Audit Committee.

(17)	Communicate directly with the external auditor and arrange for the external auditor to be available to the Committee and the full Board as needed.

Financial Reporting Processes

(18)	Review the integrity of the financial reporting processes, both internal and external, in consultation with the external auditor as they see fit.

(19)	Consider the external auditor’s judgments about the quality, transparency and appropriateness, not just the acceptability, of the Company’s accounting principles and financial disclosure practices, as applied in its financial reporting, including the degree of aggressiveness or conservatism of its accounting principles and underlying estimates, and whether those principles are common practices or are minority practices.

(20)	Review all material balance sheet issues, material contingent obligations (including those associated with material acquisitions or dispositions) and material related party transactions.

(21)	Consider proposed major changes to the Company’s accounting principles and practices.

Reporting Process

(22)	If considered appropriate, establish separate systems of reporting to the Committee by each of management and the external auditor.

(23)	Review the scope and plans of the external auditor’s audit and reviews. The Committee may authorize the external auditor to perform supplemental reviews or audits as the Committee may deem desirable.

(24)	Periodically consider the need for an internal audit function, if not present.

(25)	Following completion of the annual audit and quarterly reviews, review separately with each of management and the external auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and, if applicable, reviews, including any restrictions on the scope of work or access to required information and the cooperation that the external auditor received during the course of the audit and, if applicable, reviews.

(26)	Review any significant disagreements among management and the external auditor in connection with the preparation of the financial statements.

(27)	Where there are significant unsettled issues that do not affect the audited financial statements, the Committee shall seek to ensure that there is an agreed course of action leading to the resolution of such matters.

(28)	Review with the external auditor and management significant findings during the year and the extent to which changes or improvements in financial or accounting practices, as approved by the Committee, have been implemented. This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Committee.

(29)	Review the system in place to seek to ensure that the financial statements, related MD&A and other financial information disseminated to governmental organizations and the public satisfy applicable requirements.

Risk Management

(30)	Review program of risk assessment and steps taken to address significant risks or exposures of all types, including insurance coverage and tax compliance.

General

(31)	If considered appropriate, conduct or authorize investigations into any matters within the Committee’s scope of activities. The Committee is empowered to retain independent counsel, accountants and other professionals to assist it in the conduct of any such investigation.

(32)	Perform any other activities as the Committee deems necessary or appropriate.

(33)	Notwithstanding the foregoing and subject to applicable law, the Committee shall not be responsible to prepare financial statements, to plan or conduct internal or external audits or to determine that the Company’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles, as these are the responsibility of management and in certain cases the external auditor. Nothing contained in this Charter is intended to require the Committee to ensure the Company’s compliance with applicable laws or regulations.

(34)	The Committee is a committee of the Board of Directors and is not and shall not be deemed to be an agent of the Company’s security holders for any purpose whatsoever. The Board of Directors may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to security holders of the Company or other liability whatsoever.

Section 4	AUDIT COMMITTEE COMPLAINT PROCEDURES

Submitting a Complaint

(1)	Anyone may submit a complaint regarding conduct by the Company or its respective employees or agents (including its independent auditors) reasonably believed to involve questionable accounting, internal accounting controls or auditing matters. The Chair of the Audit Committee should oversee the treatment of such complaints.

Procedures

(2)	The Chair of the Audit Committee is designated to receive and administer or supervise the administration of employee complaints.

(3)	In order to preserve anonymity when submitting a complaint regarding questionable accounting or auditing matters, the employee may submit a complaint to [the following confidential e-mail address (l) or to a confidential mail box at l].

Investigation

(4)	The Chair of the Audit Committee should review and investigate the complaint. Corrective action should be taken when and as warranted.

Confidentiality

(5)	The identity of the complainant and the details of the investigation should be kept confidential throughout the investigatory process.

Records and Report

The Chair of the Audit Committee should maintain a log of complaints, tracking their receipt, investigation, findings and resolution, and should prepare a summary report for the Audit Committee.